NEWS RELEASE

Canarc Signs Definitive Agreement to Acquire Oro Silver and its El Compas Gold-Silver Mining Project in Zacatecas, Mexico from Marlin Gold

Vancouver, Canada – October 8, 2015 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has executed a definitive agreement (“Agreement”) with Marlin Gold Mining Ltd. whereby Canarc will acquire 100% of the shares in Marlin’s wholly owned subsidiary company, Oro Silver Resources Ltd. (“Oro Silver”), which owns the fully permitted El Compas Gold-Silver Mine Project (“El Compas”) in Zacatecas, Mexico.

The Agreement

According to the agreement, Canarc will acquire a 100% interest in Marlin’s wholly owned subsidiary Oro Silver that owns 100% of El Compas. Based on the agreement, Canarc will issue Marlin a total of 19 million Canarc common shares (representing approximately 10% of the Canarc shares outstanding post closing) in exchange of 100% interest in Oro Silver.

Additionally, on each of the first three anniversaries of the definitive agreement, 55 troy ounces of gold (or the US dollar equivalent) will be paid by Canarc to Marlin, or any of its subsidiaries.

Marlin will also receive a 1.5% NSR on all Non-Altiplano claims that currently have no royalty on them.

Canarc successfully raised a total of $690,000 equity financing by way of private placement on September 22, 2015. This was Canarc’s only condition precedent to signing the agreement. Marlin will invest an additional CAD$100,000 into the Canarc private placement on closing of the transaction, which will increase its Canarc holdings to approximately 11% of the outstanding shares post closing.

Closing of the transaction is estimated on or before November 30, 2015 and will be subject to receipt of all necessary regulatory approvals and other customary provisions. Following completion of the Transaction, Marlin will have the right to nominate one person to Canarc’s board of directors.

Short Term Plans

Canarc management will now focus on completing an NI 43-101 report with detailed technical and financial plans this quarter (Q4, 2015) in order to bring the El Compas mine into production in 2016. That report should help facilitate the financing needed to bring the mine to production.

Mr. Catalin Chiloflischi, CEO of Canarc, stated: “Today’s acquisition marks a major step forward for Canarc to transition into a successful producing gold-silver mining company during 2016. This transaction adds a second advanced asset to Canarc’s portfolio located in one of the world’s most prolific gold-silver districts. This fully permitted mining project in Mexico should not only provide Canarc with near term cash flow to help facilitate future growth, it is also a district scale exploration project with many prospective targets that have never been drilled.”

El Compas Gold-Silver Mine Project Highlights

The El Compas property is a fully permitted gold-silver mine project located in the heart of one of the world's most prolific silver mining districts, Zacatecas, Mexico, with excellent road access and infrastructure and readily available water, power and skilled labour. Comprised of 23 concessions totalling 2,900 hectares, El Compas is host to a number of gold bearing veins mined underground on a small scale by a private Mexican company in the past. A total of 86 drill holes were completed between 2005-2010 to confirm high-grade gold and silver mineralization within at least two of the vein structures (El Compas and El Orito).

Although exploration efforts to date focused on the gold bearing vein system near surface, significant potential exists for additional mineralization at depth in the El Compas and El Orito veins, and near surface in several other prospective veins hosted within the Mesozoic volcanic rocks typical of the district. SRK Consulting compiled the results of previous exploration work into a NI 43-101 resource estimate report for Marlin dated January 30, 2011, which is summarized below.

NI 43-101 Resource (2 g/t cut-off grade)[1] [2]

Indicated: 524,000 tonnes @ 4.38 g/t gold and 65.53 g/t silver (5.42 g/t gold equivalent)

Inferred: 419,100 tonnes @ 3.98 g/t gold and 47.57 g/t silver (4.74 g/t gold equivalent)

Canarc considers these resources to be historical, and neither it, nor a Qualified Person for the Company has independently verified these resources, and therefore they should not be relied upon or classified as current mineral resources or reserves. Canarc will be commissioning a new 43-101 Preliminary Economic Assessment and Resource Report.

Qualified Person – Garry Biles, P. Eng., President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

[1] Gold equivalent at a gold: silver ratio of 63:1. Further information available at: http://www.marlingold.com/i/pdf/El_Compas_43-101_Jan3011_small.pdf

[2] The El Compas Report uses inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that the results predicted by this Report will be realized. The mineral resources estimate could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

CANARC RESOURCE CORP.

About Canarc Resource Corp. Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its gold properties in north and central BC. Canarc is also seeking a partner to advance its high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage. Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

About Marlin Gold. Marlin is a TSX-V publicly-listed company with properties located in Sinaloa and Zacatecas, Mexico and Arizona, U.S.A. Marlin's priority is to advance its properties toward commercial production and enhance shareholder value through financial optimization, namely through the growth of its wholly-owned subsidiary, Sailfish Royalty Corp. The La Trinidad property, which hosts the Taunus gold deposit, declared commercial production on November 1, 2014. An NI 43-101 mineral resource estimate and preliminary economic assessment for the Taunus gold deposit can be found at www.sedar.com or at www.marlingold.com.

For More Information - Please contact:

Canarc Resource Corp

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Marlin Gold Mining Ltd.

Akiba Leisman, Executive Chairman

Telephone: 203-862-7059

E-mail: aleisman@marlingold.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the potential Transaction, the completion of a private placement, the benefits of the potential Transaction, the merits of the mineral properties of Canarc and Marlin, the future performance of Canarc and Marlin, mineral resource estimates and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".